PROSPECTUS SUPPLEMENT NO. 2

DATED JANUARY 29, 2004

Filed Pursuant to 424(b)(3)

SEC Registration No. 333-109926

IRVINE SENSORS CORPORATION

SUPPLEMENT NO. 2 DATED JANUARY 29, 2004

TO PROSPECTUS DATED OCTOBER 31, 2003

This Supplement No. 2 (the “Prospectus Supplement”) is part of and should be read in conjunction with the prospectus of Irvine Sensors Corporation, a Delaware corporation (“Irvine Sensors”), dated October 31, 2003, relating to the resale of 1,902,165 shares of Irvine Sensors Common Stock, including up to 605,785 shares of Irvine Sensors Common Stock issuable upon exercise of Warrants (the “Warrants”), by certain selling stockholders of Irvine Sensors, or their pledges, assignees or other successors in interest, and Supplement No.1 to such prospectus dated December 24, 2003 reflecting changes to the exercise prices of the Warrants held by the selling stockholders (as supplemented, the “Prospectus”). The information presented herein either supersedes and/or adds to similar information included in the Prospectus.

This Prospectus Supplement reflects a further change with respect to the exercise price for only those Warrants held by Century Capital. The exercise price per share of the 84,810 shares of Irvine Sensors Common Stock issuable upon exercise of the Warrants held by Century Capital has been reduced to $1.50 per share, and may be eligible for a further reduction to $1.00 per share (a reduction from $1.25 per share) should Irvine Sensors fail to meet the same revenue projections previously specified in the Warrants during the two fiscal quarters following the issuance date of the Warrants. The Warrants remain subject to further pricing adjustments upon certain anti-dilution events that may occur within one year from the issuance date of the Warrants.

The date of this prospectus supplement is January 29, 2004.